February 1, 2016
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Office of Consumer Products
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Chefs’ Warehouse, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2014
Responses dated January 12, 2016 and January 19, 2016
File No. 001-35249

Dear Ms. Thompson:

On behalf of The Chefs’ Warehouse Inc. (the “Company”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the Fiscal Year Ended December 26, 2014 filed with the Commission on March 11, 2015 (the “Form 10-K”) and the Company’s Responses dated January 12, 2016 and January 19, 2016 contained in your letter dated January 27, 2016 (the “Comment Letter”), I am submitting this letter containing responses to the Comment Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the related response.

Form 10-K for the Fiscal Year Ended December 26, 2014

Item 6. Selected Financial Data, page 31

1.
We note your response to comment 1. Your current discussion of key acquisitions within MD&A appears to cover only those acquisitions that were consummated during the most recent three fiscal years discussed therein but not the earliest two of the five fiscal years of information presented within selected financial data. To the extent you intend to include a cross reference to MD&A in future filings as proposed in your response, please tell us how you will include disclosure of business combinations that materially affected the comparability of information included in selected financial data for all periods disclosed therein, including the earliest two of the five fiscal years. Refer to Instruction 2 to Item 301 of Regulation S-K.

In future filings the Company will expand its Selected Financial Data disclosure to add a separate discussion of key acquisitions, to the extent any acquisitions materially affect comparability, in the earliest two years within the five-year period covered by the Selected Financial Data section of our Form 10-K.  As described in our response letter dated January 19, 2016, for any material acquisitions that occur during the latter three years within the five-year period, the Company will add a cross-reference within its Selected Financial Data to the discussion of key acquisitions, if any, that is included in the MD&A section of our Form 10-K.

The Company respectfully advises the Staff that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing responses have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please contact me at (203) 894-1345 or by email at AAldous@chefswarehouse.com.

Sincerely,

THE CHEFS’ WAREHOUSE, INC.

/s/ Alexandros Aldous
Name:	Alexandros Aldous
Title:	General Counsel and Corporate Secretary

Cc:	John Austin, Chief Financial Officer

Richard B. Alsop, Shearman & Sterling LLP